FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY RENOVARO INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR SUBMISSION

May 31, 2024

Mr. Franklin Wyman

Ms. Angela Connell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re: Renovaro Biosciences Inc.

Form 10-K for the Fiscal Year Ended June 30, 2023

Filed October 2, 2023

File No. 001-38758

Dear Mr. Wyman and Ms. Connell:

Renovaro Inc., f/k/a Renovaro Biosciences Inc. (“Renovaro” or the “Company”) submits this letter in response to your letter dated April 22, 2024, relating to the above-referenced filing by the Company. Set forth below are the comments contained in the Staff’s letter, followed by the Company’s responses. Capitalized terms not defined herein should be given the meaning provided in the above-referenced filing.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by Renovaro’s request for confidential treatment for selected portions of this letter. Renovaro has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. An unredacted version of this letter is being provided to the Staff under separate cover along with the request for confidential treatment under Rule 83.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to the Consolidated Financial Statements Note 1 - Summary of Significant Accounting Policies Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-11

1.	We acknowledge your response to prior comment one. Please explain to us whether your decision to deprioritize further development of RENB-HV-01 and the resulting impairment of your IPR&D intangible asset was considered when determining the fair value of your reporting unit for purposes of your goodwill impairment analysis. Please also explain whether the March 2024 termination of the license agreement covering RENB-HV-01 triggered an impairment loss in the quarter ended March 31, 2024.

Response: The HIV related product pipeline was deprioritized due to management determining it would require less time and capital to pursue the Company’s oncology product pipeline when compared to its HIV pipeline. While we have deprioritized the development of our HIV pipeline, we have not discontinued its development. The effect of this decision was depicted in the timing of the future cash flows associated with the monetization and development of our remaining candidates in our evaluation.

May 31, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

For the year ended June 30, 2023, the decision to deprioritize the further development of RENB-HV-01 was considered in determining the fair value of our reporting unit for purposes of our goodwill impairment analysis. In estimating the fair value of the reporting unit we pushed out the timing of the future cash flows expected to be derived from our remaining HIV product pipelines exclusive of RENB-HV-01. Accordingly, based on the deprioritization of the HIV pipeline, we estimated revenue generating activities for RENB-HV-12 and RENB-HV-21 to begin in our fiscal year ended June 30, 2031 and then discounted these future cash flows.

For RENB-HV-01, we did not use a discounted cash flow model. Instead, we relied on a cost to recreate model in determining the fair value due to the uncertainty in the timeline of development for RENB-HV-01. This amount was then included along with the discounted cash flow model value for RENB-HV-12 and RENB-HV-21, as noted previously, in determining the fair value of the reporting unit as a whole. These values of the HIV pipeline products were also used in the determination of the value of our IPR&D intangible asset.

The license agreement covering RENB-HV-01 was for services to be provided by Weird Science to further develop RENB-HV-01 on our behalf. The March 2024 termination of this license increased the uncertainty of future development and led us to abandon the development of RENB-HV-01 which resulted in the partial impairment of our IPR&D asset specifically for the value ascribed to RENB-HV-01. Our Form 10-Q for the period ended March 31, 2024, reflects this impairment as a result of the termination of this license agreement.

Fair Value of Financial Instruments, page F-12

2.	We acknowledge the information provided in your response to prior comments two and three. Please address the following:

●	Clarify what constitutes your IPR&D intangible asset. In this regard, your disclosure in Note 4 indicates that the IPR&D intangible asset consists solely of your license agreement for RENB-HV-01. However, in your response to prior comment two, you discuss valuation inputs with regard to each of the company’s cell and gene therapy product candidates for the treatment or prevention of HIV “other than RENB-HV-01 product candidate.”

Response:

We have clarified this disclosure in our most recent Form 10-Q for the period ended March 31, 2024. Prior to March 31, 2024, our IPR&D consisted of our rights to RENB-HV-01, RENB-HV-12 and RENB-HV-21. Subsequent to March 31, 2024 and as a result of the full impairment of RENB-HV-01, our HIV-related IPR&D now consists of RENB-HV-12 and RENB-HV-21.

●	Quantify for us each of the assumptions described on page 2 of your response, as well as the sensitivity of your fair value estimates to reasonably likely changes in these key assumptions.

Response:

1.	Key assumptions in the discounted cash flow model with regards to each of the Company’s cell and gene therapy product candidates for the treatment or prevention of HIV, other than the RENB-HV-01 product candidate, included:

1.1.	the probability of successfully completing clinical trials and obtaining regulatory approval;

1.1.1.	Pre-clinical to Phase 1 - [***]
1.1.2.	Phase 1 to Phase 2 - [***]

May 31, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

1.1.3.	Phase 2 to Phase 3 - [***]
1.1.4.	Phase 3 to NDA/BLA - [***]
1.1.5.	NDA/BLA to Approval - [***]
1.1.6.	Likelihood of Approval of - [***]

1.2.	the population and market share;

1.2.1.	United States

1.2.1.1.	Population: [***]
1.2.1.2.	Addressable population: [***]
1.2.1.3.	Max Market Share: [***]

1.2.2.	Europe

1.2.2.1.	Population: [***]
1.2.2.2.	Addressable population: [***]
1.2.2.3.	Max Market Share: [***]

1.2.3.	Japan

1.2.3.1.	Population: [***]
1.2.3.2.	Addressable population: [***]
1.2.3.3.	Max Market Share: [***]

1.2.4.	Rest of World

1.2.4.1.	Population: [***]
1.2.4.2.	Addressable population: [***]
1.2.4.3.	Max Market Share: [***]

1.3.	the timing and the amount of the expected costs to advance development programs through clinical trials and commercialization;

1.3.1.	Our forecast estimated clinical trials to be largely completed by the end of 2030 which is when we anticipated our R&D spending to significantly decline or cease assuming the success of the trials.

1.3.2.	We forecasted total R&D spending as follows (in thousands):

[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	_[***]_
[***]	[***]	_[***]_

May 31, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

1.4.	Pricing of estimated future product sales:

1.4.1.	United States - [***]
1.4.2.	Europe - [***]
1.4.3.	Japan - [***]
1.4.4.	Rest of World - [***]

1.5.	Weighted average cost of capital (“WACC”) – [***]

2.	Key assumptions in the cost-to-recreate method that was applied to the valuation of the RENB-HV-01 product candidate were:

2.1.	Direct cost inputs (in thousands):

2.1.1.	R&D [***]
2.1.2.	R&D – Laboratory expenses [***]
2.1.3.	R&D – Consulting [***]
2.1.4.	R&D – Consumables & Reagents [***]
2.1.5.	R&D – Experimental outsourced services [***]

2.2.	Entrepreneurial incentive:

2.2.1.	Replacement period – 48 months
2.2.2.	Average Replacement Cost Over Term (in thousands) [***]
2.2.3.	Required Return on Incentive (monthly) [***]
2.2.4.	Required Return Adj. for Replacement Period [***]
2.2.5.	Concluded Entrepreneurial Incentive (in thousands) [***]

2.3.	Replacement period – 48 months

We believe that the WACC is the only input that is reasonably likely to change within our estimate. The remaining inputs remain our best estimates for these valuations, and we don’t believe that they are reasonably likely to change. Therefore, we have prepared the below sensitivity analysis to determine the impact of changes in this input to the valuation model.

[***]

May 31, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

At a WACC of [***]and under, the IPR&D value exceeds the carrying value and as a result the equity carrying value stays constant. At [***]and higher, the equity fair value is lower than the adjusted carrying value and the conclusion is no longer a ‘Pass’ which would result in an impairment.

●	Explain which assumptions were impacted by your decision to deprioritize further development of RENB-HV-01 and shift your focus to your oncology pipeline.

Response:

Our decision to deprioritize further development of RENB-HV-01 resulted in the model used to value this potential product changing from a discounted cash flow analysis to a cost-to-recreate approach beginning in the fiscal year ended June 30, 2022. Therefore, all of the assumptions noted above reflect this initial deprioritization.

●	Explain whether the March 2024 termination of the license agreement covering RENB-HV-01 triggered an impairment loss in the quarter ended March 31, 2024.

Response:

As noted above, we recognized an impairment loss of approximately $8.4 million during the quarter ended March 31, 2024, related to RENB-HV-01. The termination of this license agreement increased the uncertainty of future development of RENB-HV-01 and led us to abandon the development of RENB-HV-01 such that the portion of our IPR&D asset related to RENB-HV-01 was impaired.

Note 11- Subsequent Events

Definitive Agreement with GEDI Cube, page F-31

3.	We note that you provided pro forma financial statements related to the GEDi Cube acquisition in your Proxy Statement submitted on January 3, 2024. Your pro forma presentation treats this acquisition as a business combination. Please tell us how you considered the guidance in ASC 805-10-55-5A in determining that GEDi Cube constitutes a business given that substantially all of the fair value of the gross assets acquired appear to be concentrated in a single identifiable asset or group of similar identifiable assets. In this regard, your pro forma financial statements show that indefinite life intangible assets of $275.2 million comprise the entirety of the purchase consideration transferred.

Response:

Please see Appendix A which includes the relevant guidance prepared by the Company concerning the acquisition of GEDi Cube and our conclusion that the acquisition met the requirements to be treated as a business combination after considering the guidance in ASC 805-10-55-5A.

4.	As a related matter, please explain to us the methods and assumptions used to value the indefinite life intangible assets that appear to represent the IPR&D AI Platform acquired by GEDi Cube from Grace Systems in August 2023. Please also describe and quantify changes in key assumptions and other factors attributing to the apparent significant increase in the valuation of this IPR&D AI Platform from when it was originally acquired from Grace Systems. In this regard, GEDi Cube’s interim financial statements included in the Proxy Statement indicate that the IPR&D acquired from Grace Systems was valued at €464,335 and expensed as incurred given that the acquisition was treated as an asset acquisition.

May 31, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

Response:

The acquisition of Grace Systems was determined to be an asset acquisition in accordance with ASC 805-10-55-5A. At the time of the purchase by GEDi Cube, (“Cube”) of Grace Systems (“Grace”), Grace had placed its wholly owned subsidiary Grace Datascience BV (“DS”) into bankruptcy and had sought to find a buyer for its intellectual property. When Cube acquired Grace, the purpose of the transaction was to acquire the intellectual property of Grace and then scale that intellectual property for commercialization using Cube’s in place management team. The significant increase in value between the two acquisitions is due to the business plan established by Cube for the use of Grace’s intellectual property and ultimate commercialization. Please refer to Appendix B concerning Cube’s analysis of the accounting treatment for the acquisition of Grace

Please contact me at (347) 268-4376 or at starsh@renovarobio.com, if you have any questions.

Sincerely,

/s/ Simon Tarsh
Simon Tarsh
Interim Chief Financial Officer
Renovaro Inc.

May 31, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

APPENDIX A

[***]

May 31, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

APPENDIX B

[***]